Contact

www.linkedin.com/in/mallorykeller
(LinkedIn)

Top Skills

Business Strategy
Strategic Planning
Operations Management

Languages

English (Native or Bilingual)
Spanish (Limited Working)

Certifications

X-Core: 6 Month Leadership Development Program

Mallory Keller

Chief Operating Officer at The Craftwork Group
Atlanta, Georgia, United States

Summary

Experienced Business Operations and Strategy leader with a demonstrated history of launching and scaling start-ups. Skilled in Operational Planning, Operations Management, Strategic Planning, Client Experience, Team Leadership, Corporate Social Responsibility, and Leadership Development. Strong business leader with a Bachelor of Science in Business Administration focused in Social Entrepreneurship from Samford University.

Experience

The Craftwork Group
Chief Operating Officer
May 2022 - Present (3 months)

Next Door Photos
Director of International Operations
July 2020 - April 2022 (1 year 10 months)

Next Door Photos is a real estate photography company that partners with impact-driven entrepreneurs to serve realtors locally and provide sustainable jobs for vulnerable, rescued, and underserved populations globally.

I lead NDP's global operations, including the interface, development, capacity, and performance of the international teams - Editing, Media Delivery, and Service Desk - located in the Philippines, Kenya, and Nepal. Responsible for development and implementation of strategic and operational plans, driving a mindset and culture of continuous improvement through process and automation, building systems and infrastructure that scale, and driving targeted business plan metrics (quality, delivery, capacity, cost, and ticket resolution time) in pursuit of NDP’s brand promise and Local Owner Success.

Trace
Co-Founder
October 2019 - December 2020 (1 year 3 months)
Atlanta, Georgia, United States

Trace Smart Can is an IoT waste management device that makes recycling and food waste diversion from landfills clean, convenient, and sustainable.

I led operations, finance, legal (cap table, patents, trademarks, corporate docs), marketing, and client relations.

Booster
5 years 10 months

Director of Business Operations and Strategy
December 2016 - October 2019 (2 years 11 months)
Atlanta, GA

I led business operations and strategy related to client experience, account management, revenue management and forecasting, companywide systems and processes, and leader development for Booster Spirit Wear.

Successes include the creation of 3-year Strategic Plan to gain additional $2 million in revenue and 4% profit above business as usual, creation of a web app to increase client and Account Manager efficiencies by 50%, and launch of a line of ethically made shirts that provide living wage jobs and break the orphan cycle in Haiti.

Sales and Marketing Manager
June 2016 - December 2016 (7 months)
Atlanta, GA

I led the account management team; developed client care, sales, and marketing strategy; and built and managed strategic client and vendor relationships.

Successes include exceeding the company revenue goal by 20%.

Senior Account Manager
June 2015 - May 2016 (1 year)
Atlanta, GA

I hired, trained, and consulted Account Managers, and nurtured 500+ leads and 300 client relationships.

Successes include exceeding my individual revenue goal by 200%.

Account Manager
January 2014 - May 2015 (1 year 5 months)
Atlanta, GA

I co-developed Booster Spirit Wear from pilot program of parent company, Booster Enterprises, and managed all client relationships and orders.

Love Gives Way
Business Development
September 2013 - May 2014 (9 months)
Atlanta, GA

I owned sales from lead to cash to increase business from 2 to 13 cities, and managed all vendor relations.

Lauren Engineers & Constructors
Corporate Social Responsibility Intern
January 2013 - February 2013 (2 months)
Abilene, Texas Area

I assisted in the development of a corporate social responsibility plan that included construction trade training and leadership development for refugees, as well as disaster relief and mission trips for employees.

Living Hope
Team Leader & Curriculum Developer
July 2012 - August 2012 (2 months)
Cape Town Area, South Africa

I led a group of Samford business students and faculty that developed a business curriculum for Living Way's agri-academy, teaching impoverished people business skills to operate their farms.

Living Hope
Student Researcher & Workshop Developer
July 2011 - August 2011 (2 months)
Cape Town Area, South Africa

I developed a screening process to identify high-potential candidates for Living Way's entrepreneurship training program.

Education

Samford University
Bachelor of Science in Business Administration (BSBA), Social Entrepreneurship · (2009 - 2013)